Exhibit (a)(5)(H)

NEWS RELEASE - for immediate release

Alexza Pharmaceuticals Acquired by Ferrer

Mountain View, California and Barcelona, Spain, June 21, 2016 / PRNewswire / — Alexza Pharmaceuticals, Inc. (OTC: ALXA, “Alexza”) and Grupo Ferrer Internacional, S.A. (“Ferrer”) today announced the expiration of the tender offer (the “Offer”) by Ferrer Pharma Inc., a wholly-owned indirect subsidiary of Ferrer (“Ferrer Pharma”), to purchase all of the outstanding shares of Alexza’s common stock at a price (the “Offer Price”) of $0.90 per share, net to the holder in cash (less any required withholding taxes and without interest), plus one contractual contingent value right (a “CVR”) per share, which represents the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial adviser for fees and expenses in connection with the transactions described herein and subject to further adjustment) if certain licensing payments and revenue milestones are achieved, net to the holder in cash (less any applicable withholding taxes and without interest).

The Offer expired at 12:00 midnight, New York City time, at the end of Monday, June 20, 2016. Computershare Trust Company, N.A., the depositary for the Offer, has advised Alexza and Ferrer that 9,031,157 shares have been validly tendered and not validly withdrawn pursuant to the Offer, which tendered shares represent approximately 52.2% of the outstanding shares, when added to the shares owned by Ferrer, Ferrer Pharma and their respective subsidiaries. The condition to the Offer that at least a majority of the outstanding shares of Alexza common stock (including shares issued upon the exercise of stock options) when added to the shares owned by Ferrer, Ferrer Pharma and their respective subsidiaries (not including shares tendered pursuant to procedures for guaranteed delivery and not actually received by the depositary) be validly tendered and not validly withdrawn prior to the expiration of the Offer has been satisfied. Accordingly, all shares that were validly tendered and not validly withdrawn were accepted for payment by Ferrer Pharma.

On June 21, 2016, Ferrer Pharma merged with and into Alexza, with Alexza continuing as the surviving corporation and a wholly-owned indirect subsidiary of Ferrer (the “Merger”). As a result of the Merger, each outstanding share of Alexza (other than shares held by Ferrer, Ferrer Pharma and their respective subsidiaries and shares held by stockholders who properly perfect appraisal rights under Delaware law) was converted into the right to receive the Offer Price.

Following the Merger, Alexza’s shares were delisted and will no longer trade on the OTC Pink Market.

Guggenheim Securities, LLC acted as the financial advisor to Alexza, and Cooley LLP acted as legal advisor to Alexza. Skadden, Arps, Slate, Meagher & Flom LLP and J&A Garrigues, S.L.P. acted as legal advisors to Ferrer.

About Alexza Pharmaceuticals, Inc.

Alexza Pharmaceuticals is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions.

Alexza’s products and development pipeline are based on the Staccato system, a hand-held inhaler designed to deliver a pure drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner. Active pipeline product candidates include AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia.

ADASUVE® is Alexza’s first commercial product. ADASUVE is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries. Ferrer is Alexza’s commercial partner for ADASUVE in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, the Philippines and Thailand.

ADASUVE® and Staccato® are registered trademarks of Alexza Pharmaceuticals, Inc. For more information about Alexza, the Staccato system technology or Alexza’s development programs, please visit www.alexza.com.

About Ferrer

Founded in 1959, Ferrer is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona. It is active in the pharmaceutical, health, fine chemicals and food sectors in Europe, Latin America, Africa, the Middle East, Asia and the United States. In total, Ferrer’s human healthcare products are commercialized in more than 95 countries, through 24 international affiliates (including joint ventures) and 70 partners and distributors.

Ferrer carries out activities throughout the full pharmaceutical value chain, from R&D to international marketing, including fine chemical development and the manufacturing of both raw materials and finished pharmaceuticals. Its research centers in Spain and Germany, and manufacturing sites in Europe and Latin America cover the pharmaceutical, diagnostics, vaccine, fine chemical, food and feed sectors. For more information, visit www.ferrer.com.

Forward-Looking Statements

Some statements in this release may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. In some cases forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such statements are subject to certain risks and uncertainties. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in Alexza’s Annual Report on Form 10-K for the year ended December 31, 2015 as updated from time to time in Alexza’s filings with the SEC. None of Alexza, Ferrer and Ferrer Pharma is responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet services.

CONTACTS:	For Alexza:
Thomas B. King
President and CEO
+1 650 944 7900
investor.info@alexza.com

For Ferrer:
Antoni Villaró
Vice President Corporate Strategy
info@ferrer.com